SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                       (AMENDMENT NO. 2 - FINAL AMENDMENT)

                                 HYBRIDON, INC.
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)

                   9% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                       (TITLE OF EACH CLASS OF SECURITIES)

                 44860M-AA-6; -AB-4; -AC-2; -AD-0; -AE-8; -AF-5
                   (CUSIP NUMBERS OF EACH CLASS OF SECURITIES)

                            E. ANDREWS GRINSTEAD, III
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               620 MEMORIAL DRIVE
                               CAMBRIDGE, MA 02139
                                 (617) 528-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                            PERSON FILING STATEMENT)

                                  WITH COPY TO:

                              MONICA C. LORD, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                                FEBRUARY 6, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE
 TRANSACTION VALUATION (1)                           AMOUNT OF FILING FEE (2)
 -------------------------                           ------------------------
        $51,594,664                                           $10,319

(1) Solely for the purpose of calculating the filing fee and, as computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the aggregate principal amount of and accrued but unpaid interest on the securities proposed to be exchanged pursuant to the Offer described in the Offer to Exchange and Amendment thereto filed as Exhibits hereto.

(2)  Represents 1/50th of 1% of the transaction value as calculated above.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Filing Party:
                       -----------                   -----------------------

Form or Registration No.:               Date Filed:
                         ---------                   -----------------------

         This Amendment No. 2, the final amendment, amends the Issuer Tender Offer Statement on Schedule 13E-4, dated as of February 6, 1998 and as amended by Amendment No. 1 thereto (together, the "Schedule 13E-4"), of Hybridon, Inc. ("Hybridon" or the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Offer to Exchange dated February 6, 1998, as amended (the "Offer to Exchange").

TERMINATION OF ISSUER TENDER OFFER.

          The Offer terminated at 12:00 a.m., New York City time, on May 4, 1998 (the "Expiration Date"). As of the Expiration Date, the holders of approximately $48.6 million in principal amount of 9% Notes had tendered such notes pursuant to the Offer, leaving approximately $1.4 million in principal amount of 9% Notes outstanding. On May 5, 1998, the Equity Conditions were satisfied and the Company accepted the 9% Notes tendered in the Offer in exchange for shares of Alternative Series A Preferred Stock and Alternative Exchange Warrants to purchase Common Stock, according to the terms of the Offer as set forth in the
          Schedule 13E-4 and the exhibits thereto.


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

                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 13E-4 is true, complete and correct.

Dated:  May 18, 1998

                                          HYBRIDON, INC.



                                         By: /s/ E. Andrews Grinstead III
                                             ----------------------------
                                         Name: E. Andrews Grinstead III
                                         Title: Chairman, President and
                                                Chief Executive Officer



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